

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Scott Semel, Esq.
Chief Legal Officer
EngageSmart, Inc.
30 Braintree Hill Office Park
Suite 101
Braintree, MA 02184

> **Re: EngageSmart, Inc.**
> **Schedule 13E-3 filed November 20, 2023**
> **File No. 005-93328**
> **Preliminary Proxy Statement on Schedule 14A filed November 20, 2023**
> **File No. 001-40835**

Dear Scott Semel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed November 20, 2023

General

1. We note that the registrant has requested confidential treatment for Exhibits (c)(ii), (c)(iii), (c)(iv), (c)(vi) and (c)(viii) to the Schedule 13E-3. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the proxy statement.

2. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer

to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Laura P. Knoll